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SECURIT 15047821)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8- 67609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Court Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Barone 216-839-5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Court Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12/16/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

ARBOR COURT CAPITAL, LLC
DECEMBER 31, 2014

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Arbor Court Capital, LLC
Beachwood, Ohio

We have audited the accompanying financial statements of Arbor Court Capital, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Arbor Court Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arbor Court Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Arbor Court Capital, LLC's financial statements. The supplemental information is the responsibility of Arbor Court Capital, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 26, 2015

ARBOR COURT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	177,965
Accounts receivable		8,387
Prepaid CRD account		5,892
Prepaid expenses		16,029
Total Current Assets		208,273
Other Assets		
Goodwill		22,500
Furniture		1,300
Less: Accumulated depreciation		(660)
Total Other Assets		23,140
Total Assets	$	231,413

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Deferred Distribution Revenue	$	1,753
Members' Equity		
Members' Equity	$	229,660
Total Liabilities and Members' Equity	$	231,413

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue		
Compliance services	$	3,875
Distribution services		89,501
Markup income		3,417
Prepaid Distribution Services		5,247
Reimbursed Expenses		150
Fees		1,350
		103,540
Expenses		
Website Archiving		493
Bank Service Charges		25
Depreciation Expense		260
Electronic Social Media		110
Email		4,250
FINRA Licenses and Permits		2,605
FINRA Registration Fees		17,127
Liability Insurance		1,012
Postage & Delivery		196
Pro Services		360
Pro Fees - Accounting		4,900
Pro Fees - Consulting		1,208
Pro Fees - Legal		1,050
Rent		6,000
Taxes		671
Other Expenses		605
Total Expenses		40,872
Net Income (Loss) from Operations		62,668
Other Income		
Interest income		10
Net Income (Loss)	$	62,678

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Beginning Balance	$	192,812
Net Income		62,678
Draws/Distributions		(25,830)
Ending Balance	$	229,660

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:		
Net income	$	62,678
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		260
(Increase) decrease in assets:		
Prepaid expenses and other current assets		(15,672)
Accounts receivable		3,252
Deferred Revenue		1,753
Net Cash Provided by Operating Activities		52,271
Cash Flows From Investing Activities:		
Purchase of furniture		(300)
Cash Flows From Financing Activities:		
Distributions to members	$	(25,830)
Net Increase in Cash and Cash Equivalents		26,141
Cash and Cash Equivalents - January 1, 2014		151,824
Cash and Cash Equivalents - December 31, 2014	$	177,965

Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

ORGANIZATION

Arbor Court Capital, LLC (the Company) is a FINRA registered broker dealer whose primary function is to serve as distributor for mutual funds. In 2014, the broker dealer built upon the initial success of the previous year by adding four additional mutual clients to its platform, totaling fifteen as of 2014 year-end. The broker dealer functions as distributor whose job is to review mutual funds advertising for adherence to FINRA compliance standards, to engage other dealers in order to place our client's funds onto brokerage platforms, and to provide new mutual funds with membership into the National Securities Clearing Corporation (NSCC) in order to access to the FundSERV platform. NSCC membership is a time consuming application process, however, the firm is experienced with the process and FundSERV eligibility will allow the Company's mutual fund clients to clear mutual fund transactions electronically across the most popular brokerage platforms on Wall Street.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. Its members are taxed on their proportionate share of the Company's taxable income. No provision for federal or state income taxes has been included in the financial statements.

Reporting periods ending December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2014, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2014.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2014.

Furniture
Furniture is recorded at cost. Depreciation is computed by the straight-line method over 5 years.

At December 31, 2014:

Cost of furniture:	$1,300
Less accumulated depreciation	(660)
Furniture, net	$ 640

COMMITMENTS / RELATED PARTY

The Company's affiliate, Arch Eagle Group, had a sublease agreement for office facilities in Suite 120. Rent payments through March 2014 were prepaid to Arch Eagle at the start of the lease. Beginning in April, 2014, rent expense became $500 per month. The Arch Eagle sublease in Suite 120 was subsequently terminated as the organization assumed the space in Suite 300 and The Company was allotted space in the new suite. Rent expense was $6,000 for the year ended December 31, 2014. No rent is expected to be paid in the future.

NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, Arbor Court Capital, LLC had net capital of $182,103 which was $177,103 in excess of its required net capital of $5,000. Arbor Court Capital, LLC's ratio of aggregate indebtedness to net capital was 0%.

EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer with limited business activities. The Company operates under Section (k)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may, from time to time exceed the federally insured level.

SUBSEQUENT EVENTS

On January 2, 2015, with FINRA permission, Gregory Getts purchased all the outstanding company shares from Christopher Barone and The Archeagle Group. Gregory Getts became the 100% owner of The Company. The Company has evaluated all other subsequent events through February 26, 2015, the available date of the issuance of the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Schedule I

ARBOR COURT CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital	
Total members' equity from statement of financial conditio:	$ 229,660
Less: Non-allowable assets:	
Prepaid Expenses	(16,029)
Accounts receivable	(8,387)
Fixed Assets	(640)
Goodwill	(22,500)
	(47,557)
Net Capital	182,103
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	-
Computation of Basic Net Capital Requirement -	
6 2/3% of Aggregate Indebtedness	$ -
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 177,103
Excess Net Capital at 1,000%	$ 182,103
Ratio of Aggregate Indebtedness to Net Capital	0.0%

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2014, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I Computation is not required as there are no material differences

ARBOR COURT CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

ARBOR COURT CAPITAL, LLC
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Arbor Court Capital, LLC
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Arbor Court Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arbor Court Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Arbor Court Capital, LLC stated that Arbor Court Capital, LLC met the identified exemptive provisions throughout the most recent fiscal year without exception. Arbor Court Capital, LLC's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arbor Court Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 26, 2015

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

Arbor Court
CAPITAL

SEC RULE 15c3-3 EXEMPTIVE REPORT

Arbor Court Capital LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. Arbor Court Capital LLC. is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

b. Arbor Court Capital LLC, Inc. to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

c. There were no exceptions noted.

Arbor Court Capital LLC.

I, Christopher Barone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: February 23, 2014

Arbor Court Capital, LLC
2000 Auburn Drive Suite 120
Beachwood, OH 44122
Ph: 216-839-5103 Fax: 216-839-5101

ARBOR COURT CAPITAL, LLC

AGREED-UPON PROCEDURES

DECEMBER 31, 2014

ARBOR COURT CAPITAL, LLC
DECEMBER 31, 2014

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of Arbor Court Capital, LLC
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Arbor Court Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arbor Court Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Arbor Court Capital, LLC's management is responsible for Arbor Court Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.
Independence, Ohio

February 26, 2015

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18**********2479*******************MIXED AADC 220
ARBOR COURT CAPITAL LLC
2000 AUBURN DR STE 120
CLEVELAND, OH 44122-4328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Barone

2. A. General Assessment (item 2e from page 2)		$ 259
B. Less payment made with SIPC-6 filed (**exclude interest**) 8-7-2014 (Date Paid)		(119)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		140
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 140
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 140	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arbor Court Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 21 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $103550

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $103550

2e. General Assessment @ .0025 $259

(to page 1, line 2.A.)

Arbor Court
CAPITAL

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C. 194 SECTION

February 27, 2015

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Audited Financial Statements - Period Ending December 31, 2014
Arbor Court Capital, LLC, CRD# 413839

Ladies and Gentlemen:

Enclosed please 2 copies of the Audited Financial Statements for Arbor Court Capital, LLC for the period ending December 31, 2014.

If you have any questions regarding this letter or the enclosed document, please contact me at 216-839-5103.

Very truly yours,

Christopher R. Barone
President

Enclosure

CRB/dwk
(ACC 2013 AAR Letters)